Exhibit 1.2

AMENDMENT No. 1 TO BY-LAWS
Of
MDWERKS, INC.
(A DELAWARE CORPORATION)

The stockholders and the Board of Directors of MDwerks, Inc. (the “Corporation”) have approved the following amendments to the By-Laws of the Corporation, effective on this the 29th day of October, 2008:

Section 1 of Article I of the Bylaws the Corporation is hereby amended and restated to read as follows:

Section 1. Name. The legal name of this corporation is MDwerks, Inc.

Section 2 of Article II of the Bylaws of the Corporation is hereby amended and restated to read as follows:

Section 2. Annual Meeting. An annual meeting of the stockholders of the Corporation for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on the 31st day of May in each year, if not a legal holiday, and if a legal holiday, then on the next secular day. If for any reason any annual meeting shall not be held at the time herein specified, the same may be held at any time thereafter upon notice, as herein provided, or the business thereof may be transacted at any special meeting called for the purpose.

The stockholders of the Corporation have approved the foregoing amendments at a special meeting of the stockholders of the Corporation held on October 29, 2008 and the Board of Directors of the Corporation has approved such amendments by written consent of the Board of Directors.

Dated: October 29, 2008

/s/ Vincent Colangelo
Vincent Colangelo
Corporate Secretary